[Letterhead of Dynamic Materials Corporation]

September 24, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attn:  Mr. John Cash, Branch Chief

Re:	Dynamic Materials Corporation
Form 10-K for the year ended December 31, 2008
Definitive Proxy Statement, filed April 24, 2009
Form 10-Q for the quarter ended March 31, 2009
Form 10-Q for the quarter ended June 30, 2009
File No. 1-14775

Dear Mr. Cash:

Dynamic Materials Corporation, a Delaware corporation (the “Company”), hereby responds to the comments received by the Company from the staff of the Securities and Exchange Commission (the “Commission”) set forth in its letter, dated September 17, 2009 (the “Comment Letter”) with respect to the above referenced reports and other filings of the Company.  For your convenience, we have restated the comment from the Comment Letter below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibit 10.1 - Credit Agreement Dated November 16, 2007

1.               Comment:  We note your response to comment 4 in our letter dated August 25, 2009 and we have reviewed the credit agreement filed as Exhibit 10.2 to Form 8-K/A, which was filed on September 11, 2009.  Please note that Item 601(b)(2) of Regulation S-K does not apply to exhibits filed under Item 601(b)(10) of Regulation S-K and that Item 601(b)(10) does not contain a materiality threshold.  Please file the omitted schedules and exhibits in your next Exchange Act filing.

Response:  We will file the complete credit agreement with all schedules and exhibits, including those previously omitted, as an exhibit to our Form 10-Q for the quarter ending September 30, 2009.

If you would like to discuss any of the responses above or any other matter, please contact the undersigned at (303) 604-3938 or our outside securities counsel, Garth Jensen of Holme Roberts & Owen, at (303) 866-0368.

Sincerely,

/s/ Richard A. Santa

Richard A. Santa

Senior Vice President, Chief Financial Officer

and Secretary